FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Material Event

General Ordinary and Extraordinary

Shareholders Meeting - Agenda

BANCO BBVA ARGENTINA S.A.

The Shareholders of Banco BBVA Argentina S.A. are hereby convened to the General Ordinary and Extraordinary Meeting to be held on April 23, 2025, at 3.00 p.m., on first call, and on the same date at 4.00 p.m., on second call, if the quorum is not achieved on first call, except in respect of Items 4 and 5 of the Agenda.

If the necessary quorum is not achieved to hold an Extraordinary Meeting to deal with Items 4 and 5 of the Agenda, such meeting shall be convened in relation to the same effects, on second call subsequently.

The Meeting shall be held in person at Av. Córdoba 111, 1st. floor, Autonomous City of Buenos Aires, which is not its registered office. The Meeting shall deal with the following

Agenda:

1)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the First Vice-Chairman of the Board.
2)	Consideration of the Integrated Annual Report, Financial Statements, Supplementary Information and other Accounting Information, Report of the Supervisory Committee and Auditor Report related to corporate Fiscal Year 150 ended on December 31, 2024.
3)	Consideration of the management of the Board of Directors, General Manager and the Supervisory Committee corresponding to the Fiscal Year 150 ended on December 31, 2024.
4)	Consideration of the results of the corporate Fiscal Year 150 ended on December 31, 2024. Treatment of the Retained Results as of December 31, 2024 in the amount of AR$ 353,242,437,271.85. It is proposed to apply: A) AR$ 70,648,487,454.37 to Legal Reserve; B) AR$ 282,593,949,817.48 to the voluntary reserve for future distribution of results pursuant the Argentine Central Bank Rules on “Distribution of Results”, Ordered Text.
5)	Partial write-off of the "Optional Reserve for future distributions of Income", for the distribution of a dividend to be paid in cash and/or in kind, or in any combination of both, subject to the prior authorization of the Argentine Central Bank and in accordance with the terms and conditions set forth by such entity. Delegation to the Board of Directors of the powers to determine the form, terms, negotiable securities to be delivered (if any) and other terms and conditions for the payment of dividends to the shareholders.

6)	Consideration of the Board remuneration corresponding to the Fiscal Year 150, ended on December 31, 2024.
7)	Consideration of the Supervisory Committee remuneration corresponding to the Fiscal Year 150, ended on December 31, 2024.
8)	Determination of the number of members of the Board of Directors.
9)	Election of Directors, as appropriate, depending on what is resolved in respect of the preceding point. Authorization for carrying out the proceedings and filings and registration of the adopted resolutions.
10)	Election of three regular members and three alternate members to integrate the Supervisory Committee during the current fiscal year.
11)	Remuneration of the accountant giving his opinion corresponding to the financial statements for Fiscal Year 150, ended on 31 December 2024.
12)	Appointment of the accountant giving his opinion corresponding to the financial statements for the fiscal year 2025.
13)	Allocation of the budget to the Audit Committee under Capital Markets Law 26,831 for professional advice.

Notes:

(1) Deposit of proofs and certificates. Shareholders wishing to attend the Meeting must inform the Company before 6 p.m. on April 15, 2025 by e-mail to asambleas-arg@bbva.com.

In said e-mail:

(a)	A certificate of the book-entry shares account in digital format must be attached. It will be issued, for that purpose, by Caja de Valores S.A. which is in charge of the Company book entry shares and domiciled at 25 de Mayo 362, Autonomous City of Buenos Aires. All of this to prove the shareholder status and comply with Section 238 of the General Companies Law;

(b)	The following details of the owner of the shares must be reported: full name and surname or company name; type and number of identity card of natural persons or registration date of legal persons with an express indication of the register where they are registered and their jurisdiction; and address with indication of their character. The same data shall also be provided in respect of those who attend the Meeting as the shareholders’ representative;

(c)	In case the Shareholder is a foreign company, the following must be attached in digital format: (1) the documentation accrediting the registration with the corresponding Public Register; under Section 118 or 123 of the General Companies Law as a Foreign Company and its legal representative details; and (2) to inform: (i) the final beneficiaries holding the shares that make up the share capital of the foreign company; and (ii) the number of shares they will vote on; and

(d)	if the Shareholder wishes to attend the Meeting through proxies or other representatives, the corresponding enabling instrument must be attached in digital format, duly authenticated; and, if applicable, legalized and translated.

(2) In the cases indicated in paragraphs (c) and (d) of item (1) above, the original documents in paper format must be submitted one hour prior to the beginning of the Meeting.

(3) The acknowledgement of receipt sent from asambleas-arg@bbva.com to the email address from which each shareholder communicated their attendance will serve as sufficient proof for accreditation in the Meeting, subject to the provisions of (2) above.

Jorge Delfín Luna, Banco BBVA Argentina S.A. Vice President-in-Office has been appointed in such capacity by the General Ordinary and Extraordinary Shareholders Meeting dated April 28, 2023 and Board meeting dated May 02, 2023.

Jorge Delfín Luna - Vice President-in-Office of the Presidency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 11, 2025	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer